UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8590

THE MURPHY OIL CORPORATION 401(K) PLAN
(Full title of the Plan)

MURPHY OIL CORPORATION
(Name of issuer of securities held pursuant to Plan)

9805 Katy Fwy, Suite G-200, Houston, Texas 77024
(Address of issuer’s principal executive office) (Zip Code)

THE MURPHY OIL CORPORATION 401(K) PLAN

*All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted, as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm
Plan Administrator, Plan Participants, Audit Committee and Board of Directors
The Murphy Oil Corporation 401(K) Plan
Houston, Texas

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Murphy Oil Corporation 401(K) Plan (the Plan) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2005.

Houston, Texas
June 17, 2025

THE MURPHY OIL CORPORATION 401(K) PLAN

Statements of Net Assets Available for Benefits
December 31, 2024 and 2023

	2024	2023
Assets
Investments, at fair value	$214,011,393	$202,319,227
Participant notes receivable	2,205,448	1,578,841
Other receivables	—	288,051
Participant contributions receivable	252,679	—
Employer contributions receivable	213,856	—
Net assets available for benefits	$216,683,376	$204,186,119

The accompanying notes are an integral part of these financial statements.

THE MURPHY OIL CORPORATION 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2024

Additions
Investment income:
Interest and dividend income	$4,870,267
Net appreciation in fair value of investments	17,477,955
Total investment income	22,348,222
Interest income on notes receivable from participants	124,523
Contributions:
Employer	6,238,929
Participant	9,453,839
Rollover from other plans	1,059,431
Total contributions	16,752,199
Administrative expense credit	122,107
Total additions	39,347,051
Deductions
Benefits paid directly to participants	(26,849,794)
Total deductions	(26,849,794)
Net increase for the year	12,497,257

Net assets available for benefits:
Beginning of year	204,186,119
End of year	$216,683,376

The accompanying notes are an integral part of these financial statements.

THE MURPHY OIL CORPORATION 401(K) PLAN
Notes to Financial Statements

1. Summary of Significant Accounting Policies and Provisions of the Plan

Basis of Presentation

The accompanying financial statements of The Murphy Oil Corporation 401(k) Plan (the Plan), have been prepared on the accrual basis of accounting and present the net assets available for benefits to participants in the Plan and changes in net assets available for benefits. Investments are reported at fair value, including the investment in the common collective trust which is valued using net asset value (NAV) as a practical expedient.

Benefits are recorded when paid. The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Significant Provisions

The following is a summary of certain information related to the Plan, which is sponsored by Murphy Oil Corporation (Murphy) and is administered by Murphy’s Employee Benefits Committee (the Committee). The Plan documents should be referred to for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Each employee, except leased or contract employees, of one of the following companies (identified herein collectively as the Companies and individually as the Company) who is in Covered Employment as defined by the Plan may participate in the Plan.
A. Murphy Oil Corporation
B. Murphy Exploration & Production Company, a wholly owned subsidiary of Murphy Oil
Corporation

A participant may have the following Plan accounts to which amounts may be allotted by the participant or contributed by the Company, with limitations as indicated.
A. Salary Deferral Account – participant’s allotments up to a maximum of 25% of base pay for the year, but not to exceed $23,000 annually in 2024.
B. Matching Employer Contribution Account – Company contributions, dollar-for-dollar, based on the participant’s allotments, up to a maximum of 6% of base pay including overtime, made to the Salary Deferral Account.
C. Employee After-Tax Contribution Account – a non-highly compensated employee’s after-tax allotments up to a maximum of 10% of base pay for the year. If highly compensated (per Internal Revenue Service (IRS) and calculated in arrears, for the

THE MURPHY OIL CORPORATION 401(K) PLAN
Notes to Financial Statements
2024 plan year, an employee earning more than $150,000 in 2023), then no after-tax contributions are allowed.
D. Deductible Contribution Account – participant’s allotments to this account have not been allowed after December 31, 1986, but established accounts have been allowed to remain.
E. Minimum 401(k) Contribution Account – participant’s allotments to this account have not been allowed after March 31, 1992, but established accounts have been allowed to remain.
F. Rollover Account – contributions made by a participant from a prior qualified plan.
G. Catch-Up Contribution Account – participant’s allotments for all eligible employees who have attained age 50 before the close of the Plan year and are contributing the maximum pre-tax amount permitted by the Plan, up to a maximum of 75% of base pay for the year, but not to exceed $7,500 for 2024.

Each participant’s account includes the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, and (c) administrative expenses. Additionally, each participant’s account can be allocated revenue sharing credits upon the Company’s election.  Allocations are based on participant earnings or account balances, as defined. The amount to which a participant is entitled is the amount that can be provided from the participant’s vested account.

As of October 2, 2023, employees are automatically enrolled in the Plan to make Salary Deferral Contributions effective 35 days after the date of hire provided that notice of such enrollment is provided at least 30 days prior to such enrollment. The employee automatically enrolled in the Plan shall be deemed to have elected to defer, as Salary Deferral Contributions to the Trust Fund, in an amount equal to the 6% of the Participant’s Compensation for each pay period that occurs on or after the automatic enrollment date unless a new election becomes effective. An employee may opt out during the 30-day notice period.

A vested participant who enrolled prior to January 1, 2008 may withdraw from the Matching Employer Contribution (Matching Employer) Account either totally or partially (limited to at least 10%, but no less than $250, or any higher multiple of 5% up to 50% of the account balance) once every 24 months or at any time after reaching age 59½. Any participant enrolled after December 31, 2007 can only withdraw from the Matching Employer Account after reaching age 59½.

A withdrawal from either a Salary Deferral Account or Catch-up Contribution Account is not permissible except upon a finding that a hardship exists as defined by federal tax regulations, upon the attainment of age 59½ or upon termination.

A withdrawal from a Rollover Account is permitted at any time; however, a tax penalty may apply for withdrawals prior to reaching age 59 ½.

Withdrawals from Employee After-Tax Contribution Accounts or Deductible Contribution Accounts must be at least $250 with a minimum of 10%, whichever is greater, with such amount

THE MURPHY OIL CORPORATION 401(K) PLAN
Notes to Financial Statements
to be designated as a multiple of 5%, and may not be made until at least 12 months after the most recent such withdrawal. No participation penalty is applied to such a withdrawal.

A withdrawal from a Minimum 401(k) Contribution Account is not permissible except upon termination.

A participant may withdraw from a Discretionary Employer Contribution Account under guidelines established by the Committee that are uniformly applicable to all participants.

Any taxable income distributed to a participant may be subject to a 10% penalty tax under the Tax Reform Act of 1986.

Automatic small balance cashouts are distributed as lump sums if a participant's non-forfeitable account balance is below $1,000. Account balances greater than $1,000 but below $7,000 are rolled over into an IRA unless otherwise elected.

An eligible employee may borrow a minimum of $500 and a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last twelve months or (b) 50% of their vested account balance. An eligible employee may have one general-purpose loan and one residential loan outstanding at any one time. Prior to 2022, residential loans were approved by the Committee. Effective January 1, 2022, residential loans are administered and approved by the Trustee. The term of each loan will be in whole years, with maximums of five years for a general-purpose loan and 15 years for a residential loan. Loan repayments, including interest at the prime rate as of the beginning of the loan period, are made into the participant’s account through after-tax payroll deductions. Each loan has a $35 initiation fee and a $15 annual maintenance fee. Interest rates on outstanding notes receivable at December 31, 2024 range from 3.25% to 8.50%.

Upon retirement, disability, or death of a participant, the participant or his/her designated beneficiary has the option to receive settlement in a lump sum or installment payments over a period of time not to exceed the actuarial life of the participant.

Obligation for Contributions to the Plan

The Company makes contributions to the Plan based on each participant’s allotments to the Salary Deferral Account subject to a maximum of 6% of the participant’s base pay (including overtime, where relevant). Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Murphy Oil Corporation common stock and Murphy USA Inc. common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any shares for which instructions have not been given by the participant.

THE MURPHY OIL CORPORATION 401(K) PLAN
Notes to Financial Statements

Administrative Expenses

Murphy pays certain costs of the Plan while employees pay administrative fees. Trustee fees and related expenses will be paid by the Plan. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan are netted directly from the participant accounts.

2. Recent Accounting Pronouncements

Accounting Principles Adopted

None

Recent Accounting Pronouncements

None

3. Net Assets and Investments

All assets in the Plan sponsored by Murphy Oil Corporation are associated only with The Murphy Oil Corporation 401(k) Plan. Fidelity Management Trust Company (FMTC), Boston, Massachusetts, is the Trustee for Plan assets. The Trustee had no nonparticipant-directed investments related to the Plan.

The following table presents the net assets of the Plan as of December 31, 2024 and 2023.

	2024	2023
Investments at fair value
Common Stock
Murphy Oil Corporation	$16,020,919	$25,831,322
Murphy USA Inc.	9,664,391	10,668,545
Total common stock	25,685,310	36,499,867
Common/collective trust	16,752,607	18,819,526
Self-directed brokerage fund	1,776,956	1,264,534
Mutual funds	169,796,520	145,735,300
Participant notes receivable	2,205,448	1,578,841
Participant contributions receivable	252,679	—
Employer contributions receivable	213,856	—
Other receivables	—	288,051
Net assets	$216,683,376	$204,186,119

tbi
Quoted market prices are used to determine the fair value of investments in the registered investment companies and the common stock. Participant notes receivable are valued at cost plus accrued interest. Purchases and sales of securities are recorded on a trade date basis.

THE MURPHY OIL CORPORATION 401(K) PLAN
Notes to Financial Statements
Interest is recorded as earned and dividends are recorded on the ex-dividend date. Net appreciation in market value of common stock and registered investment companies includes realized gains (losses) and unrealized appreciation (depreciation) in the fair value of these investments.

The Plan invests in Management Income Portfolio II (MIP II), a common collective trust fund (CCT) managed by FMTC. FMTC maintains the contributions in a general account. The Plan’s interest in the CCT is valued at the NAV as a practical expedient. This practical expedient would not be used if it is determined to be probable that the investment contract would sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. The CCT had no unfunded commitments as of December 31, 2024 and 2023. The CCT has no redemption notice period, but does have a 90 day restriction for amounts transferred to a competing fund.

NAV as reported to the Plan by FMTC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at NAV. There are no reserves against NAV for credit risk of the contract issuer or otherwise.

4. Investment Options

Each Plan participant may invest contributions in one or more of 28 investment options. A participant determines how each of his/her accounts is divided among the different options, but any division of a participant’s allotment and Company contributions must be in whole percentages. Account balance transfers must be at least the greater of 1% of the account balance or $250.

The Murphy Stock Fund (MSF), which is managed by FMTC, is a fund comprised of common stock of Murphy Oil Corporation. A participant withdrawing from MSF may elect to receive either cash or Murphy stock. If the participant elects to receive stock, the value of his/her MSF withdrawal is converted to equivalent shares of stock based on the market price at the effective date of withdrawal, and the participant receives the whole shares and cash for any fractional share.

5.  Risk and Uncertainties

The Plan provides for investment in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

THE MURPHY OIL CORPORATION 401(K) PLAN
Notes to Financial Statements

6.  Related Party Transactions

Fidelity Investments Institutional Operations Company, Inc. (FIIOC) handles record keeping and administration of the Plan. Certain of the Plan’s investment options are in mutual funds managed by Fidelity Management & Research Company (FMRC). FIIOC and FMRC are both affiliates of FMTC, who is the Trustee for the Plan and also manages the MIP II, the MSF and the Murphy USA Stock Fund. FMRC’s fees were deducted from the earnings of the mutual funds it manages. The Plan received a credit of $122,107 for trustee and recordkeeping fees. In addition, the Plan provides for investment in Murphy Oil Corporation common stock and participant notes receivable, which also qualify as party-in-interest transactions.

For the year ended December 31, 2024, contributions into the MSF totaled $792,702, while benefit payments out of the MSF totaled $4,725,108. During the year ended December 31, 2024, the Plan recorded $690,813 of dividend income from the MSF. These transactions are covered by exemptions from the prohibited transactions provisions of ERISA and the Internal Revenue Code of 1986, as amended.

7.  Income Taxes

Although the Plan has been amended since receiving a favorable determination letter dated July 1, 2014, the Committee believes that the Plan meets the necessary requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and accordingly, the Plan is exempt from taxation under the provisions of Section 501(a) of the Internal Revenue Code of 1986, as amended.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.  Investments at Fair Value

The Company carries certain assets in its Statements of Net Assets Available for Benefits at fair value.

The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

THE MURPHY OIL CORPORATION 401(K) PLAN
Notes to Financial Statements

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2024.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock and mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. In certain cases where Level 1 inputs are not available, securities or other investments would be classified within Level 2 or Level 3 of the hierarchy. The Plan had no Level 2 or Level 3 investments at December 31, 2024 or 2023.

There are no assets or liabilities measured at fair value on a nonrecurring basis.

The following table presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2024 and 2023.

	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
December 31, 2024	Fair Value	(Level 1)	(Level 2)	(Level 3)
Common Stock	$25,685,310	25,685,310	—	—
Mutual Funds	169,796,520	169,796,520	—	—
Self-directed brokerage fund	1,776,956	1,776,956
Total assets in fair value hierarchy	197,258,786	197,258,786	—	—
Investments measured at NAV [1]	16,752,607	—	—	—
Investments at Fair Value	$214,011,393	197,258,786	—	—
December 31, 2023
Common Stock	$36,499,867	36,499,867	—	—
Mutual Funds	145,735,300	145,735,300	—	—
Self-directed brokerage fund	1,264,534	1,264,534
Total assets in fair value hierarchy	183,499,701	183,499,701	—	—
Investments measured at NAV [1]	18,819,526	—	—	—
Investments at Fair Value	$202,319,227	183,499,701	—	—

1 Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

THE MURPHY OIL CORPORATION 401(K) PLAN
Notes to Financial Statements

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2024. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2024	December 31, 2023	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Managed Income Portfolio II Class 1	16,752,607	18,819,526	—	Daily	1 Day

THE MURPHY OIL CORPORATION 401(K) PLAN
EIN 71-0361522, Plan 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2024

Identity of Issuer	Description of Investment	Current Value
Fidelity 500 Index Fund ¹	Mutual Fund, 270,858 shares	$55,306,520
Managed Income Portfolio II Class 1 ¹	Common/Collective Trust, 16,752,607 shares	16,752,607
Murphy Stock Fund ¹	Common Stock Fund, 529,241 shares	16,020,919
Fidelity Freedom 2040 Fund Class K6 ¹	Mutual Fund, 1,057,581 shares	12,162,177
Fidelity Mid Cap Index Fund ¹	Mutual Fund, 356,874 shares	12,051,640
Fidelity Freedom 2045 Fund Class K6 ¹	Mutual Fund, 883,124 shares	11,842,689
Fidelity Freedom 2035 Fund Class K6 ¹	Mutual Fund, 759,196 shares	11,835,864
Fidelity Freedom 2050 Fund Class K6 ¹	Mutual Fund, 865,099 shares	11,782,650
Murphy USA Stock Fund ²	Common Stock Fund, 19,253 shares	9,664,391
Fidelity Freedom 2030 Fund Class K6¹	Mutual Fund, 439,259 shares	7,669,459
Fidelity Freedom 2055 Fund Class K6 ¹	Mutual Fund, 441,876 shares	6,972,810
Fidelity Diversified International K6 Fund ¹	Mutual Fund, 457,600 shares	6,479,623
Fidelity Small Cap Index Fund ¹	Mutual Fund, 213,340 shares	5,905,252
Fidelity Freedom 2025 Fund Class K6 ¹	Mutual Fund, 377,882 shares	5,124,080
Fidelity Government Money Market Fund Class K6 ¹	Mutual Fund, 3,266,601 shares	3,266,601
PIMCO Total Return Fund Class A	Mutual Fund, 357,613 shares	3,032,556
Fidelity Freedom 2020 Fund Class K6 ¹	Mutual Fund, 207,986 shares	2,970,041
Fidelity U.S. Bond Index Fund ¹	Mutual Fund, 228,752 shares	2,337,849
MFS Massachusetts Investors Growth Stock Fund Class R6	Mutual Fund, 50,215 shares	2,221,502
PIMCO Income Fund Class A ¹	Mutual Fund, 173,996 shares	1,830,442
Fidelity BrokerageLink ¹	Brokerage Fund, 1,776,956 shares	1,776,956
Fidelity Freedom 2060 Fund Class K6 ¹	Mutual Fund, 119,006 shares	1,723,212
Fidelity Freedom Income Fund Class K6 ¹	Mutual Fund, 140,755 shares	1,482,148
Eaton Vance Large-Cap Value Fund Class R6	Mutual Fund, 54,991 shares	1,403,914
Fidelity Freedom 2015 Fund Class K6 ¹	Mutual Fund, 72,036 shares	816,884
Fidelity Freedom 2065 Fund Class K6 ¹	Mutual Fund, 48,233 shares	639,082
Fidelity International Index Fund ¹	Mutual Fund, 11,305 shares	537,459
Fidelity GNMA ¹	Mutual Fund, 27,335 shares	272,799
Fidelity Freedom 2010 Fund Class K6 ¹	Mutual Fund, 9,273 shares	128,248
Fidelity Government Cash Reserves ¹	Mutual Fund, 1,020 shares	1,020
Participant Notes Receivable ¹	Interest 3.25%-8.50%, maturing through September 2039	2,205,448
Net assets at fair value		$216,216,841

1 Party-in-interest.
2 This fund is comprised of common stock of Murphy USA Inc. (MUSA). MUSA was wholly owned by Murphy prior to August 30, 2013, when Murphy’s stockholders received MUSA common stock in a spin-off transaction. These investments resulted from the spin-off of MSF held in the Master Trust at the date of distribution. The Master Trust was dissolved at the time of the spin-off transaction. No new investments are allowed in this fund.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Murphy Oil Corporation 401(k) Plan

Date: June 17, 2025	By	/s/ Maria A. Martinez
Maria A. Martinez
Vice President, Human Resources and Administration, and Chair of Employee Benefits Committee, Murphy Oil Corporation